SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                     CRAZY WOMAN CREEK BANCORP INCORPORATED
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.05 par value
                         (Title of Class of Securities)

                                    225233105
                                 (CUSIP Number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              CUSIP No. 225233105                              Page 2 of 8 Pages

----------------------------------------------------           -----------------




 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Friedlander & Co., Inc. - 39-1396737

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|

 3       SEC USE ONLY

 4       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Wisconsin


                           5          SOLE VOTING POWER
     NUMBER OF
                                            0
       SHARES

    BENEFICIALLY           6          SHARED VOTING POWER

                                            0
      OWNED BY

        EACH               7          SOLE DISPOSITIVE POWER
                                            55,100
     REPORTING

       PERSON              8          SHARED DISPOSITIVE POWER

        WITH                                0



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                  55,100


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  |_|

                  Not Applicable


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.1%


12       TYPE OF REPORTING PERSON*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     CUSIP No. ____________________                           Page 3 of 8 Pages

------------------------------------------------             -------------------


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Theodore Friedlander III

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  |_|
                                                                        (b)  |_|


 3   SEC USE ONLY



 4   CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                           5          SOLE VOTING POWER
     NUMBER OF
                                            0
       SHARES

    BENEFICIALLY           6          SHARED VOTING POWER
                                            0
      OWNED BY

        EACH               7          SOLE DISPOSITIVE POWER
                                            See item 2(a) on attached schedule
     REPORTING

       PERSON              8          SHARED DISPOSITIVE POWER

        WITH                                0



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  0


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            |X|

                  See item 2(a)


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  0


12       TYPE OF REPORTING PERSON*

                  HC




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1            (a)      Name of Issuer:

                           Crazy Woman Creek Bancorp Incorporated

                  (b)      Address of Issuer's Principal Executive Offices:

                           106 Fort Street
                           Buffalo, Wyoming  82834

Item 2            (a)      Name of Person Filing:

                  This Schedule is filed by Friedlander & Co., Inc. (the "Adviser") and Theodore Friedlander III. Mr. Friedlander is a controlling person of the Adviser and as such may be deemed to beneficially own the shares of Common Stock of Crazy Woman Creek Bancorp Incorporated (the "Company") beneficially owned by the Adviser. Mr. Friedlander does not personally own any of the Company shares held by the Adviser. Mr. Friedlander disclaims beneficial ownership of all Company shares held by the Adviser.

                  (b)      Address of Principal Business Office or, if none,
                            Residence:

                           322 East Michigan Street
                           Suite 402
                           Milwaukee, Wisconsin  53202

                  (c)      Citizenship:

                  The Adviser is a Wisconsin corporation and Mr. Friedlander is a citizen of the United States.

                  (d)      Title of Class of Securities:

                           Common Stock, $.10 par value

                  (e)      CUSIP Number:

                           225233105

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  The  Adviser  is  an  investment  adviser  registered  under
                  Section 203 of the Investment Advisers Act of 1940. Mr. Friedlander is filing as a Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G), as interpreted.




                               Page 4 of 8 Pages



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Item 4            (a)      Ownership:

                           Amount Beneficially Owned:

                           Adviser:         55,100 Shares
                           Mr. Friedlander: See Item 2(a) above

                  (b)      Percent of Class:

                           Adviser:         6.1%
                           Mr. Friedlander: 0

                  (c)      Number of Shares as to which person has:

                           (i)      sole power to vote or to direct vote:

                                    Adviser:         0
                                    Mr. Friedlander: 0

                           (ii)     shared power to vote or to direct vote:

                                    Adviser:         0
                                    Mr. Friedlander: 0

                           (iii)    sole power to dispose or direct disposition
                                     of:

                                    Adviser:         55,100
                                    Mr. Friedlander: See Item 2(a) above

                           (iv)     shared power to dispose or to direct
                                      disposition of:

                                    Adviser:         0
                                    Mr. Friedlander: 0

Item 5                     Ownership of Five Percent or Less of a Class:

                           Not applicable

Item 6                     Ownership of More than Five Percent on Behalf of
                             Another Person:

                           The securities referred to in this Schedule are held for the accounts of clients of the Adviser, who have the right to receive dividends from and the proceeds of the sale of such securities. No such person's rights, however, relate to more than 5% of the class.



                               Page 5 of 8 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

                           Not applicable

Item 8                     Identification and Classification of Members of the
                             Group:

                           Not applicable

Item 9                     Notice of Dissolution of Group:

                           Not applicable

Item 10                    Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

                           1.   Agreement to file Schedule 13G jointly.




                               Page 6 of 8 Pages

                         SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         January 29, 1999.


                                    FRIEDLANDER & CO., INC.




                                    By: /s/Theodore Friedlander III
                                           Theodore Friedlander III
                                           President and Secretary




                                        /s/Theodore Friedlander III
                                           Theodore Friedlander III




                               Page 7 of 8 Pages